STEPHENS INC.
(A Wholly Owned Subsidiary of SI Holdings Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
(In thousands, except share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 14,108
CASH - Segregated under federal and other regulations	100
GOVERNMENT SECURITIES — Segregated under federal and other regulations	2,784
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL — Segregated under federal and other regulations	9,000
RECEIVABLES FROM:	
Brokers and dealers	43,273
Customers	104,323
Officers, directors, and affiliates	3,951
Others	4,876
MARKETABLE SECURITIES — At fair value	157,676
MARKETABLE SECURITIES pledged as collateral for repurchase agreements - at fair value	41,714
NOT READILY MARKETABLE SECURITIES — At fair value	3,232
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	7,855
FURNITURE, FIXTURES, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost — net of accumulated depreciation and amortization of $33,910	6,327
OTHER	13,608
TOTAL	$ 412,827

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to:	
Brokers and dealers	$ 2,641
Customers including free credit balances of $88,097	99,827
Officers, directors, and affiliates	1,262
Securities sold under agreements to repurchase	43,686
Securities sold but not yet purchased — at fair value	7,261
Accrued compensation	81,940
Other	16,368
Total liabilities	252,985
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, issued, and outstanding	100,000
Additional paid-in capital	12,000
Retained earnings	47,842
Total stockholder's equity	159,842
TOTAL	$ 412,827

See notes to statement of financial condition.